Exhibit 99.1

Suite 2100 555 – 4th Ave. S.W. Calgary, Alberta Canada T2P 3E7 Main: 403.249.9425 Fax: 403.225.2606 www.opticanada.com

March 16, 2009

Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission - Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Administration Branch
Nova Scotia Securities Commission
Prince Edward Island Registrar of Securities
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Re-Filing of 2008 Annual Financial Statements

It has come to our attention that in the Annual Financial Statements for the year ended December 31, 2008, filed on SEDAR on February 25, 2009, the “amounts capitalized” table in Note 4: “Property plant and equipment” was improperly disclosed for the year 2008 and inception to date, for the following line items only:  revenue, operating costs and foreign exchange hedging instruments gain (loss).

There are no other changes required and the revision does not impact the balance sheet, the statements of loss, comprehensive loss and deficit, the statement of cash flow or the audit opinion.

"OPTI Canada Inc."

By:  (Signed)
Travis Beatty
Vice President, Finance and
Chief Financial Officer

Financial Statements

With Amended Disclosure Table In Note 4

For the year ended
December 31, 2008

Auditors’ Report

To the Shareholders of OPTI Canada Inc.:

We have audited the balance sheets of OPTI Canada Inc. as at December 31, 2008 and 2007 and the statement of loss, comprehensive loss and deficit and cash flows for each of the years in the two year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Calgary, Alberta Canada

February 24, 2009

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the
PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

2008

Balance Sheets
As at December 31

(amounts in thousands of dollars)	2008	2007

ASSETS
Current
Cash and cash equivalents (note 2c)	$217,145	$310,504
Accounts and other receivables	22,807	13,495
Commodity contracts (note 3)	78,003	-
Future income taxes (note 6)	2,709	-
Interest reserve account (note 2j)	-	137,328
	320,664	461,327

Property, plant and equipment (note 4)	4,160,901	3,373,908
Future income taxes (note 6)	44,417	2,153
Other long-term assets (note 9c)	31,679	-
	$4,557,661	$3,837,388
LIABILITIES
Current
Accounts payable and accrued liabilities	$199,907	$190,723
Short-term debt (note 5)	145,500	-
	345,407	190,723

Long-term debt (note 5)	2,618,000	1,734,775
Obligation under capital lease (note 11b)	30,195	29,600
Other long-term liabilities (note 7)	7,937	66,677
	3,001,539	2,021,775
SHAREHOLDERS’ EQUITY (note 8)
Capital stock	1,847,461	1,837,253
Warrants	-	15,686
Contributed surplus	31,080	11,897
Deficit	(322,419)	(49,223)
	1,556,122	1,815,613
	$4,557,661	$3,837,388
Commitments (note 11)
Subsequent events (note 14)
See accompanying notes to the financial statements

Signed	“Sid W. Dykstra”	Signed	“Robert G. Puchniak”
	Director		Director

February 24, 2009

         OPTI CANADA INC. – 2 – 2008 ANNUAL FINANCIAL STATEMENTS

2008

Statements of Loss, Comprehensive Loss and Deficit
Years ended December 31

	2008	2007
(amounts in thousands of dollars, except per share amounts)

Interest income	$5,985	$13,303

Expenses
Impairment of assets (note 14)	391,686	-
General and administrative	17,616	14,206
Amortization and accretion	5,973	2,011
Financing charges	893	11,927
Realized loss (gain) on commodity contracts	(1,653)	-
Unrealized loss (gain) on commodity contracts	(66,973)	3,779
	(347,542)	31,923

Loss before taxes	(341,557)	(18,620)

Income taxes
Future tax recovery (note 6)	(85,025)	(9,134)

Net loss and comprehensive loss	(256,532)	(9,486)

Deficit - beginning of year	(49,223)	(12,453)
Adoption of new accounting policy (note 2m)	-	(27,284)
Deficit - beginning of year	(49,223)	(39,737)
Expiration of call obligations (note 8)	(16,664)	-
Deficit - end of year	$(322,419)	$(49,223)

Loss per share, basic and diluted	$(1.31)	$(0.05)

See accompanying notes to the financial statements

         OPTI CANADA INC. – 3 – 2008 ANNUAL FINANCIAL STATEMENTS

2008

Statement of Cash Flows
Years ended December 31

	2008	2007
(amounts in thousands of dollars)

Cash provided by (used in)

Operating activities
Net loss	$(256,532)	$(9,486)
Items not affecting cash
Amortization and accretion expense	5,973	2,011
Stock-based compensation expense	1,895	1,356
Impairment of assets	391,686
Loss (gain) on commodity contracts	(66,973)	3,779
Imputed interest on commodity contract liability	189	-
Unrealized foreign exchange gain	(317)	-
Future tax recovery	(85,025)	(9,134)
	(9,104)	(11,474)
Asset retirement costs incurred	(9)	(24)
Financing charges	893	11,927
Net change in non-cash working capital	1,157	4,496
	(7,063)	4,925
Financing activities
Increase in long-term debt	632,000	930,700
Repayments of long-term debt	-	(612,820)
Proceeds from share issuances	7,041	428,972
Share issue costs	(71)	(16,768)
Financing charges	(893)	(11,927)
Decrease in principal portion of capital lease obligation	(305)	-
Net change in non-cash working capital	13,241	(4,793)
	651,013	713,364
Investing activities
Property, plant and equipment additions	(987,134)	(1,108,367)
Proceeds of cross-currency and interest rate swaps	113,762	(2,201)
Decrease in short-term investments	-	37,097
Decrease in interest reserve account	158,398	102,626
Net change in non-cash working capital	(31,950)	30,837
	(746,924)	(940,008)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	9,615	(4,443)

Decrease in cash	(93,359)	(226,162)

Cash and cash equivalents - beginning of year	310,504	536,666
Cash and cash equivalents - end of year	$217,145	$310,504

See accompanying notes to the financial statements

         OPTI CANADA INC. – 4 – 2008 ANNUAL FINANCIAL STATEMENTS

Notes to Financial Statements with Amended Disclosure In Note 4

1.	SUMMARY OF OPERATIONS
OPTI Canada Inc. (OPTI) is a public Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 50 percent working interest as at December 31, 2008.  Effective January 1, 2009, OPTI has a 35 percent working interest in all the joint venture assets, including Phase 1 of the Long Lake Project, all future phase reserves and resources, and future phases of development. See note 14.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)	Property, plant and equipment
(i) Consolidation
On January 1, 2008, OPTI Long Lake LP (Partnership) was dissolved by a distribution of assets to each of the partners, OPTI and OPTI GP Inc.  On January 1, 2008, OPTI GP Inc. was amalgamated with OPTI Canada Inc. Accordingly, the 2007 comparable financial results are consolidated.

(ii) Petroleum and natural gas properties
OPTI follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized.  Costs include land acquisition costs, geological and geophysical costs, carrying charges on non-productive properties, costs of drilling both productive and non-productive wells, costs of testing the bitumen upgrading process, related overhead and pre-operating costs.  The capitalized costs, less undeveloped land costs, are depleted using the unit-of-production method based upon estimated proved reserves before royalties.  To date, no depletion has been recorded as commercial operations have not commenced.

Impairment is recognized if the carrying amount of the property, plant and equipment (PP&E) exceeds the sum of the undiscounted cash flows expected to result from proved reserves (ceiling test). Cash flows are calculated based on an estimate of future prices.  In circumstances of impairment, the impairment would be calculated as the amount by which carrying amounts of the PP&E exceed the net present value of future cash flows from proved plus risked probable reserves. The risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of OPTI’s future cash flows would be recorded as a permanent impairment.  The costs of unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test. In circumstances of impairment, the impairment would be calculated as the amount by which carrying amounts of unproved properties exceed the net present value of future cash flows. The impaired amount would be moved to the full cost amount subject to depletion. Effective January 1, 2009 operating costs net of revenue will be expensed with retroactive adjustment of prior costs (See note 2 l(iii)a)

Proceeds from the sale of oil and gas properties reduce PP&E, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

(iii) Major facilities
Major facilities including the Upgrader and related equipment, and operating costs net of revenues in relation to major facilities that are considered to be in the development stage, are capitalized.  Judgement is required to determine whether operations are in the development stage.  The factors considered include whether commercially viable production levels have been achieved, whether the plant is producing a saleable product, and whether the plant is operating at pre-determined operating levels in relation to commercial operations or other factors as circumstances warrant.  Once the operations are no longer considered development stage, revenue is recognized and operating costs are recorded in earnings during the year.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 5 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
An impairment loss is recognized on major facilities when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeded the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the assets exceed the discounted future cash flows from the major facilities assets.

(iv) Asset retirement obligations
OPTI recognizes the fair value of the liability for asset retirement obligations in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The initial obligation recognized is accreted over time until the future period in which the obligation is settled.  The related asset will be amortized over its estimated useful life using straight line or the unit of production method once commercial operations commence.

(v) Corporate assets
Corporate office assets are recorded at cost less accumulated amortization which is calculated using the declining balance method at rates of 30 percent to 50 percent per annum.

(vi) Capitalized interest
Prior to the commencement of commercial operations, OPTI capitalizes interest costs in relation to its long-term debt for major development projects.

(vii) Foreign currency translation
Monetary assets and liabilities are translated at exchange rates in effect on the balance sheet date.  Other assets and related depreciation, depletion and amortization, other liabilities and expenses are translated at rates in effect at the date of the transaction.  Prior to the commencement of commercial operations, OPTI capitalizes foreign exchange gains or losses in relation to the revaluations of its U.S. dollar (US$) denominated cash and cash equivalents, related derivatives and long-term debt used for major development projects.  Exchange gains and losses resulting from operating activities are included in earnings.

b)	Joint venture
A significant portion of OPTI’s activities are conducted within a joint venture.  The accounts reflect OPTI’s proportionate interest in such activities.

c)	Cash and cash equivalents
Cash and cash equivalents include cash, bankers’ acceptances, term deposits and bankers’ deposit notes that carry terms less than 91 days at the date of purchase.

d)	Leases
Leases that transfer substantially all the benefits, risks and rewards of ownership to OPTI are recorded as capital leases and classified as PP&E with a corresponding increase to obligations under capital leases.  Amortization is capitalized up until commencement of commercial operations.  All other leases are classified as operating leases under which leasing costs are expensed in the period incurred.  Prior to the commencement of commercial operations, OPTI is capitalizing operating lease payments.

e)	Income taxes
OPTI uses the liability method of accounting for income taxes.  Future tax assets and liabilities are recognized based on differences in the financial statement carrying amount for assets and liabilities and the associated tax balance.  Future taxes are measured based on substantially enacted tax rates in the period in which the temporary differences are expected to be realized or settled.  The asset must be more likely than not to be realized, otherwise a valuation allowance reduces the tax asset.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 6 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
f)	Flow-through shares
Tax deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  Share capital is reduced, with a corresponding increase to the future tax liability, by the estimated cost of the tax deductions when such deductions are renounced to the investors.

g)	Stock-based compensation plans
Stock options granted to directors, officers, employees and consultants are accounted for using the fair value method under which compensation expense is recorded based on the estimated fair value of the options at the grant date using the Black-Scholes option pricing model.  Compensation cost is either expensed or capitalized over the vesting period with a corresponding increase in contributed surplus.  When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.

h)	Loss per share
Loss per share is calculated using net earnings or loss and the weighted average number of common shares outstanding during the year.  For the year ended December 31, 2008, the weighted average number of common shares of all classes outstanding is 195.7 million (December 31, 2007 - 177.4 million) and diluted is 195.7 million (December 31, 2007 - 181.6 million).  OPTI uses the treasury stock method of calculating diluted earnings or loss per common share.  There is no difference in basic or diluted loss per share.

i)	Use of estimates
The preparation of the financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments.  Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date.  Actual results could differ from those estimated.

The estimate of the percentage of completion of various projects at the financial statement date affects PP&E additions and the related accrued liability.  Various estimates are required in consideration of impairment of capitalized costs.  Consideration of impairment includes estimates relating to future cash flows, regulatory approval, and commodity prices.

For petroleum and natural gas properties, OPTI assesses impairment using management estimates of total proved oil and gas reserves, commodity prices and capital and operating costs required to develop those reserves. By their nature, these estimates and the related future net cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the financial statements of future periods could be material. Our reserve estimates, which have been estimated by independent engineering firms, are subject to change as additional information becomes available or if different assumptions are used.

The estimate related to asset retirement obligations requires estimates of the amount and timing of future abandonment liabilities, inflation, and interest rates.   The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance.  Future taxes require estimates as to the realization of future tax assets and the timing of reversal of tax assets and liabilities.  The fair value of the commodity contracts and foreign exchange hedging instruments is calculated using valuation models that require estimates as to future market prices.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements for current and future periods could be significant.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 7 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
j)	Interest reserve account
Cash is considered to be restricted when its availability is limited to a specified purpose.  At December 31, 2007, OPTI’s restricted cash balance was connected with the Senior Secured Notes.  The loan agreements required OPTI to maintain an account to fund anticipated interest payments through December 2008.

k)	Capitalized foreign exchange hedging instruments gain or loss
Prior to the commencement of commercial operations, OPTI capitalizes to PP&E gains or losses in relation to the fair market valuation of its foreign exchange hedging instruments which have not been designated for hedge accounting.

l)	New standards
(i) Capital disclosures
On January 1, 2008, OPTI adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 1535 “Capital Disclosures.” Section 1535 requires the disclosure of OPTI’s objectives, policies and processes for managing capital.  This includes qualitative information regarding OPTI’s objectives, policies and processes for managing capital and quantitative data about what OPTI manages as capital.  These disclosures are based on information used internally by OPTI’s management.  See note 10.

(ii) Financial instruments
On January 1, 2008, OPTI adopted the CICA handbook section 3862 “Financial Instruments - Disclosures,” and section 3863 “Financial Instruments - Presentation.”  Sections 3862 and 3863 replace section 3861 “Financial Instruments - Disclosure and Presentation” which revises financial instruments disclosure requirements and leaves unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how OPTI manages those risks.  See discussion in OPTI’s 2008 annual Management’s Discussion and Analysis (“MD&A”) under the heading “Financial Instruments.”

(iii) Future accounting changes
a.
The CICA issued a new accounting standard section 3064 “Goodwill and Intangible Assets” which is effective for OPTI on January 1, 2009.  This standard replaces section 3062 “Goodwill and Other Intangible Assets” and section 3450 “Research and Development Costs.”  The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.”  Emerging Issues Committee (EIC) abstract 27 “Revenues and Expenditures During the Pre-Operating Period” will no longer apply once section 3064 is adopted.  Accounting Guideline (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under section 3064.

In accordance with OPTI’s existing accounting policies, OPTI has capitalized gains and losses related to the translation of OPTI’s U.S. dollar debt, capitalized operations, as well as unrealized gains and losses related to certain financial derivatives associated with its long-term debt. As a result of the adoption of this new accounting standard, these capitalized amounts will no longer meet the criteria for capitalization.  As such, OPTI will expense these items with retroactive effect on January 1, 2009 with a corresponding adjustment to opening deficit with restatement of comparative amounts as applicable.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 8 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The magnitude of these adjustments is expected to be approximately $92 million before tax increase to retained deficit. This is comprised primarily of the value of the foreign exchange hedging contracts at December 31, 2008 whose value reflects the then current and future value of foreign exchange and interest rates.

b.
On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (IFRS) in 2011. Prior to the adoption date, certain MD&A disclosures are required, beginning for the fourth quarter of 2008. OPTI is currently evaluating the impact of these new standards.

m)	Adoption of new accounting policies
On January 1, 2007, OPTI adopted the Canadian Institute of Chartered Accountants (CICA) handbook sections  1530 “Comprehensive Income,” section 3251 “Equity,” section 3855 “Financial Instruments - Recognition and Measurement” and section 3865 “Hedges.”  These standards result in changes in the accounting for financial instruments and hedges as well as introduce comprehensive income as a separate component of shareholders’ equity.  As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated.

(i) Comprehensive income
Comprehensive income is comprised of net earnings or loss and other comprehensive income (OCI).  OCI represents the change in equity for a period that arises from unrealized gain and losses on available-for-sale securities and changes in the fair market value of derivative instruments designated as cash flow hedges.  OPTI does not currently have any transactions that give rise to OCI, therefore OPTI’s net loss and comprehensive loss for the years ended December 31, 2007 and 2008 are the same amount.

(ii) Equity
This section establishes the standards for presentation of equity and changes in equity during the period.  The section requires separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves.  Accumulated OCI is included in the consolidated balance sheet as a separate component of shareholders’ equity.

(iii) Financial instruments
This section establishes standards for the recognition and measurement of financial instruments, which is comprised of financial assets, financial liabilities, derivatives and non-financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party.  A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date.  An embedded derivative is a derivative that is a part of a non-derivative contract and not directly related to that contract.  Under this standard, embedded derivatives must be accounted for as a separate financial instrument.  A non-financial derivative is a contract that can be settled net in cash or another financial instrument.

Under this standard, all financial instruments are initially recorded at fair-value and are subsequently accounted for based on one of five classifications: held for trading, held-to-maturity, other financial liabilities, loans and receivables or available-for-sale.  The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 9 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
A)	Held for trading
Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term.  Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured.  A derivative is classified as held for trading unless designated as and considered an effective hedge.  Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in the fair value included in earnings.

OPTI’s commodity contracts and foreign exchange hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value.

B)	Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and a fixed maturity that OPTI has the intent and ability to hold to maturity.  These financial assets are measured at amortized cost using the effective interest method.  Any gains or losses arising from the sale of a held-to-maturity investment are included in earnings.  All of OPTI’s cash equivalents and the interest reserve account are designated as held-to-maturity investments.

The fair values of cash equivalents, short-term investments and the interest reserve account approximate their carrying value due to their short-term nature.

C)	Other financial liabilities
Items classified as other financial liabilities, excluding asset retirement obligation, on OPTI’s financial statements are accounted for at amortized cost using the effective interest method.  Any gains or losses in the realization of other financial liabilities are included in earnings.

D)	Receivables
Items classified as receivables in OPTI’s financial statements are accounted for at amortized cost using the effective interest method.  Any gains or losses on the realization of receivables are included in earnings.

The fair value of accounts and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. All costs related to debt issuance are expensed as incurred.

E)	Available-for-sale
Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables.  Available-for-sale instruments are recorded at fair value.  Any gains or losses arising from the change in fair value is recorded in OCI and upon the sale of the instrument or other-than-temporary impairment, the cumulative gain or loss is included in earnings.

OPTI has not designated any financial instruments as available-for-sale assets.

Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

Effective January 1, 2007, transaction costs relating to all financial instruments are expensed as incurred.  As a result, $38 million of deferred financing costs, net of taxes of $11 million, have been charged to opening deficit.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 10 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

3.	COMMODITY CONTRACTS
OPTI has deferred premium West Texas Intermediate (WTI) put options that provide a US$80 per barrel strike price for 6,000 bbl/d of crude oil through 2009.  At December 31, 2008 these instruments had an estimated value of $73 million.  The cost of the put options is paid as the contracts expire and has been included in accounts payable and accrued liabilities.  Additionally, OPTI has crude swaps at US$77 per barrel for 500 bbl/d of crude oil through 2009, with an estimated value of $5 million at December 31, 2008.

4.	PROPERTY, PLANT AND EQUIPMENT
	2008	2007
Long Lake Project	$3,699,068	$3,027,730
Other oil sands activities	422,728	294,319
Corporate assets	3,555	17,470
Asset retirement cost	7,763	7,454
Capital lease	30,195	29,600
	4,163,309	3,376,573
Accumulated amortization - corporate assets	(2,408)	(2,665)
	$4,160,901	$3,373,908

During the year ended December 31, 2008, OPTI capitalized $3 million (2007 - $5 million) of general and administrative expenses, $177 million (2007 - $130 million) of interest and $372 million of net foreign exchange losses (2007 - $235 million gain).  With the exception of corporate assets, no depletion, depreciation or amortization has been recorded as commercial operations have not commenced. The cost of unproved property was $423 million (2007 - $289 million). As a result of the asset sale noted in note 14, subsequent events, an impairment loss before taxes of $392 million was recorded in 2008.

For the calculation of the December 31, 2008 ceiling test, the benchmark prices for WTI in US$/barrel were as follows: 2009 – $60.00; 2010 – $71.40; 2011 – $83.20; 2012 – $93.90; 2013 – $97.40; and thereafter annual increases of 2 percent. See note 2a(ii) for discussion of impairment policy.

OPTI is engaged in the development of oil sands projects.  Since inception, OPTI has been developing the Long Lake Project and proceeding with the development of future phases. OPTI is considered to be in the development stage as the Upgrader has not commenced operations.
		Years ended
Amounts capitalized	Inception to 2008	2008	2007

Revenue	$296,555	$286,931	$-
Operating costs	(498,563)	(428,114)	(36,995)
Standby charges on debt	(33,210)	(1,603)	(3,491)
Foreign exchange gain (loss)	(167,318)	(372,625)	235,164
Foreign exchange hedging instruments gain (loss)	145,241	207,049	(56,982)
Interest	(368,179)	(177,480)	(130,109)
General and administrative costs	(22,751)	(2,636)	(4,538)
Future tax	(7,048)	(25,047)	13,109

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 11 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

5.	DEBT FACILITIES
OPTI’s debt consists of the following:
	2008	2007
Senior secured notes (a)	$2,131,500	$1,734,775
$500 million revolving credit facility (b)	486,500	-
Long-term debt	2,618,000	1,734,775

Short-term debt: $150 million revolving credit facility (c)	145,500	-
Total debt	$2,763,500	$1,734,775

a)	Senior secured notes
OPTI has US$1,000 million senior secured notes which bear interest at a fixed 8.25 percent and mature on December 15, 2014.  These notes are collateralized by a second priority security interest on all OPTI’s existing and future property.  OPTI may redeem up to 35 percent of these notes prior to December 15, 2009 with net proceeds from certain equity offerings.  At any time prior to December 31, 2010, OPTI may redeem these notes at the principal amount, plus the applicable premium and accrued interest and at any time after December 31, 2010 at redemption prices between 104.13 percent and 100 percent of the principal amount.

OPTI also has US$750 million senior secured notes.  These notes bear interest at a fixed 7.875 percent and mature December 15, 2014.  The other terms and conditions associated with these notes are substantially the same as the notes described above.

See note 10 for discussion of the debt covenants.

b)	$500 million revolving credit facility
OPTI has a $500 million revolving credit facility due December 15, 2011.  Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit.  The facility will bear interest at the prime rate, bankers’ acceptance rate or at LIBOR plus a spread above the reference rate between 1.0 percent and 2.5 percent per annum.  This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project.  At December 31, 2008, $486.5 million was outstanding under this facility.  Subsequent to December 31, 2008, the $500 million revolving credit facility was reduced to $350 million. See note 14, Subsequent events.

c)	$150 million revolving credit facility
On June 23, 2008, OPTI established a $150 million revolving credit facility due June 22, 2009.    Borrowings under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit. Borrowings will bear interest at the prime rate, bankers’ acceptance rate or at LIBOR plus a spread above the reference rate between 1.0 percent and 2.5 percent per annum.  This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  This facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project.  At December 31, 2008, $145.5 million was outstanding under this facility.  Subsequent to December 31, 2008, this $150 million revolving credit facility was repaid and cancelled. See note 14, Subsequent events.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 12 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

6.	FUTURE INCOME TAXES
The provision for income taxes reflects an effective tax rate of 25 percent (2007 - 49 percent) which differs from the statutory tax rate of 29.5 percent (2007 - 32.1 percent).  The reasons for the difference are discussed below.

	2008	2007
Recovery based on book earnings	$(100,759)	$(5,981)
Impact of future tax rate and timing changes	15,307	(3,588)
Stock-based compensation	559	435
Other	(132)	-
Future tax recovery	$(85,025)	$(9,134)

Significant components of OPTI’s future tax liabilities (assets) are as follows:
	2008	2007
Book value in excess of tax value - capital assets	$265,952	$74,197
Book value in excess of tax value - long-term debt	(23,663)	25,928
Asset retirement obligation	(1,984)	(1,767)
Benefit of share issuance costs	(9,198)	(15,561)
Losses for income tax purposes	(278,233)	(84,950)
Future tax asset	(47,126)	(2,153)
Short-term future tax asset	(2,709)	-
Long-term future tax asset	$(44,417)	$(2,153)

At December 31, 2008, the expiry dates of losses for income tax purposes are $3 million in 2009, $10 million in 2010, $9 million in 2014, $16 million in 2015, $117 million in 2026, $685 million in 2027, and $278 million in 2028.

7.	OTHER LONG-TERM LIABILITIES
OPTI’s other long-term liabilities consists of the following:
	2008	2007
Foreign exchange hedging instruments (a)	$-	$59,607
Asset retirement obligation (b)	7,937	7,070
Other long-term liabilities	$7,937	$66,677

a)	Foreign exchange hedging instruments
In 2008, OPTI settled its existing foreign currency hedging instruments for a net realized gain of $114 million. These instruments consisted of a US$200 million foreign exchange forward contract and US$875 million of cross currency swaps. OPTI’s new foreign exchange hedging instruments are in other long-term assets and discussed in note 9c.

b)	Asset retirement obligation
OPTI’s obligations with respect to asset retirement relate to reclamation of sites and facilities on which the Project operations are situated.  The obligation is recognized in the period in which the obligation is created based on the estimated future reclamation cost using an average discount rate of 11.5 percent and estimated inflation of 3.0 percent annually.  The total undiscounted future obligation is $151 million.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 13 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

7.     OTHER LONG-TERM LIABILITIES (CONTINUED)
Continuity of asset retirement obligation
Present value of obligation at January 1, 2007	$5,832
New obligations during the year	835
Asset retirement costs incurred	(24)
Accretion expense	427
Present value of obligation at December 31, 2007	7,070
New obligations during the year	309
Asset retirement costs incurred	(9)
Accretion expense	567
Present value of obligation at December 31, 2008	$7,937

OPTI estimates its obligations related to drilling activities will be settled over approximately the next 20 years and obligations relating to resource assets will be settled in approximately 55 years.  OPTI’s upgrading facilities related to the Project have retirement obligations with indeterminate settlement dates and for which present value cannot be reasonably determined because the asset currently has an indeterminable useful life.  An asset retirement obligation for these assets will be recorded in the period in which the lives of the assets become reasonably determinable.

8.	SHAREHOLDERS’ EQUITY
a)     Authorized
Unlimited number of common shares and preferred shares without nominal or par value.

b)	Issued and outstanding

	Number of shares (thousands)	Amount
Common shares - January 1, 2007	172,684	$1,447,679
Issued for cash (c)	18,535	352,156
Issued for cash - flow-through (c)	2,430	60,021
Common share options exercised	1,707	18,343
Share issue costs		(16,768)
Tax effect on flow-through shares and share issue costs		(7,514)
Common shares - December 31, 2007	195,356	1,853,917
Common share options exercised	357	4,870
Warrants exercised	217	3,750
Share issue costs		(71)
Tax effect on flow-through shares and share issue costs		(15,005)
Common shares - December 31, 2008	195,930	$1,847,461

Call obligations - December 31, 2007		(16,664)
Expiration of call obligations (e)		16,664
Call obligations - December 31, 2008		-
Total capital stock - December 31, 2008	195,930	$1,847,461

c)      2007 equity issuance
On November 21, 2007 OPTI issued 18,534,500 common shares at a price of $19.00 per common share and 2,430,000 flow-through common shares at a price of $24.70 per common share for aggregate gross proceeds of $412 million.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 14 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

8.     SHAREHOLDERS’ EQUITY (CONTINUED)
d)    Outstanding warrants
OPTI had common share warrants outstanding that entitled the holders to purchase a total of 5,991,000 common shares at a price of $14.75 each. These warrants expired in November 2008.

e)    Call obligations
On June 30, 2008, $202 million of outstanding call obligations expired unexercised by OPTI.  The call obligations consisted of unconditional and irrevocable call options whereby OPTI, at its option, could have required a subscription for either a convertible preferred share or a common share for the face amount of the call obligation.  The exercise price per share of the call obligations was $2.20 per share.  The amount of the expired call obligations has been recorded as an adjustment to deficit.

f)     Outstanding stock options
OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the Board based on the current market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the Board.  Under OPTI’s plans, options vest at the time of grant or over a five-year period.  The maximum number of options that are allowed to be issied under the stock option plan is approximately 15 million. Options outstanding expire at dates up to 2018.

OPTIONS OUTSTANDING	Options (thousands)	Exercise price (per share)
Balance January 1, 2007	8,136	$11.69
Granted	1,003	19.58
Forfeited	(224)	15.77
Exercised	(1,707)	9.82
Balance December 31, 2007	7,208	$13.03
Granted	761	15.74
Forfeited	(452)	17.80
Exercised	(357)	10.76
Balance December 31, 2008	7,160	$13.14

		Options outstanding		Exercisable options
Exercise price range	Options (thousands)	Remaining contractual life (years)	Weighted average exercise price	Options (thousands)	Weighted average exercise price
$1.95 to $4.99	281	2.7	$4.22	260	$4.32
$5.00 to $9.99	2,890	1.7	9.06	2,834	9.12
$10.00 to $14.99	1,153	5.7	10.97	782	10.95
$15.00 to $19.99	2,009	8.5	18.14	465	18.54
$20.00 to $23.50	827	7.6	21.27	257	21.23
Balance December 31, 2008	7,160	5.0	$13.14	4,598	$10.79

g)      Stock-based compensation
During the year ended December 31, 2008, there were 760,500 (2007 - 1,002,500) common share options granted which had a total fair value of $4 million (2007 - $7 million).  The fair value was calculated at the date of each grant using the following assumptions: a risk free interest rate of 3.5 percent (2007 - 4.0 percent), a term of ten years (2007 - ten years) and an average volatility of 45 percent (2007 - 36 percent).  Stock-based compensation costs for the year ended December 31, 2008 are $5 million (2007 - $4 million), of which $2 million is included in general and administrative expenses (2007 - $1 million) and $3 million is included in PP&E (2007 - $3 million).

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 15 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

8.    SHAREHOLDERS’ EQUITY (CONTINUED)
h)    Contributed surplus
The following outlines changes in contributed surplus:

Balance January 1, 2007	9,357
Capitalized stock-based compensation	2,732
Expensed stock-based compensation	1,356
Stock options exercised	(1,548)
Balance December 31, 2007	$11,897
Capitalized stock-based compensation	3,181
Expensed stock-based compensation	1,895
Reclassified expired warrants	15,137
Stock options exercised	(1,030)
Balance December 31, 2008	$31,080

9.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)	Fair values

OPTI’s financial instruments include cash equivalents, interest reserve account, accounts receivable and accounts payable and accrued liabilities. Due to the short-term nature of the instruments, the carrying values approximate the fair values. The commodity contracts, cross currency interest rate swaps and foreign exchange contracts are considered to be held-for-trading and are recorded at fair value.  OPTI’s senior secured notes and the revolving credit facilities are recorded at cost. At December 31, 2008, the estimated fair value of the notes is US$934 million (CDN$1,137 million) and the carrying value of the revolving credit facilities approximates their fair value due to their variable rate, first priority security position and short-term duration of instruments outstanding under the facilities.

b)	Risk management

OPTI provides a risk management discussion as required by the CICA handbook section 3862 “Financial Instruments - Disclosures” on its exposure to and management of credit risk, liquidity risk and market risk in the 2008 annual MD&A under the heading “Financial Instruments”.

c)	Foreign exchange hedging instruments

At December 31, 2008, OPTI has foreign exchange forward contracts to provide for a fixed payment of CDN $1,028 million in exchange for receipt of US$875 million on April 16, 2010 at a rate of approximately CDN $1.17 per U.S. dollar. Prior to the commencement of commercial operations, any gains or losses based on mark to market of the contract are capitalized to property, plant and equipment.

d)	Commodity contracts
During 2008, OPTI purchased put options that provide a price floor for a portion of its anticipated 2009 production. See note 3.

10.	CAPITAL MANAGEMENT
OPTI’s objectives when managing its capital are:
•	to manage capital in a manner that will maintain compliance with its financial covenants;
•	to manage a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business;
•	to maintain an appropriate balance between debt and equity sources of financing; and
•	to maintain sufficient undrawn credit capacity to provide liquidity.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 16 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

10.  CAPITAL MANAGEMENT (CONTINUED)
OPTI defines its capital as follows:
•	capital stock; and
•	debt, including long and short-term portions.

As OPTI does not have commercial operations, virtually all of our capital to date has resulted from the issuance of debt and equity.  To date, OPTI has been funded with both long-term debt and equity. A description of debt and related changes in the period is described in note 5 and note 14.  Equity capital for OPTI is described in note 8. We expect to generate positive operating cash flows to support funding for interest costs and future expenditures once bitumen production rises and the Upgrader has achieved stable operations. The sale of a portion of the Long Lake project in January 2009 is expected to provide an additional financing for 2009.

OPTI is a public company and has established access in past transactions to both public and private debt and equity markets.  OPTI anticipates continued long-term access to both the debt and equity markets to fund future growth of the business.  In the short-term, there may be times where access to debt and equity markets is restricted or unavailable.

All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants. Measurement of the ratios for this purpose is defined in the relevant credit agreement.  OPTI is presently in compliance with these financial maintenance covenants:

Financial Ratio	Covenant(1)	Calculated ratio at December 31,
		2008	2007
Debt to Capitalization (2)	Maximum 65%	64%	50%
First Lien to EBITDA (3)	Minimum 3.5:1	N/A(4)	N/A(4)

(1) Covenants noted are as of December 31, 2008. On January 27, 2009, the facilities were renegotiated and resulted in adjustments to the covenants. See note 14.
(2) "Debt to Capitalization” means, as at any date of determination, the ratio of Total Consolidated Debt to Total Capitalization (net of the effect of any currency Hedge Agreements relating to any Debt included therein).  "Total Capitalization" means, as at any date of determination, the aggregate of Total Consolidated Debt, and Shareholders' Equity on such date.
(3) EBITDA (defined here as total revenue less direct costs and selling and administrative costs) is not a recognized measure under GAAP, does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. First Lien for the purposes of this ratio includes the debt outstanding under the revolving credit facilities.
(4) Under the amended revolving credit facility, the first time this covenant is applicable is the third quarter of 2009, previously it was to be assessed for the first quarter of 2009.

With respect to our senior secured notes, the covenants are in place primarily to govern the total amount of debt that OPTI may incur at any time.  This limit is most affected by the present value of our total proved reserves using forecast prices discounted at 10 percent.  We have sufficient capacity under this test to incur additional debt beyond our amended $350 million revolving credit facility.  Other leverage factors, such as debt to capitalization, interest coverage ratios and total debt to EBITDA are expected to be more constraining in future than this limitation. Under certain payment related defaults under our revolving credit facility, we may be required to offer to repay our senior secured notes.

OPTI sets internal targets for its financial ratios that are similar to the requirements in the debt agreements.  These internal targets support evaluation of the timing and amount of new debt and equity that balance creation of value for stakeholders with the management of risks associated with debt.   Capital funding plans and targets are set annually based on expected growth programs and forecasted financial results for the business.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 17 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

10.  CAPITAL MANAGEMENT (CONTINUED)
In management’s opinion, OPTI has met its objectives as outlined and has available borrowing capacity under its debt facilities. Ongoing access to its revolving credit facility requires that production levels for the project continue to ramp up so that the company can meet its financial ratios described above.

11.	COMMITMENTS
a)	Project commitments
OPTI has commitments in connection with contracts and purchase orders of $22 million at December 31, 2008.   Commitment amounts are measured within contracts and purchase orders through letters of intent, scheduled work releases and forecast expenditures for labour and equipment utilization. These commitments will be realized in incurred expenditures over time as certain milestones are met, work is completed, or both.

b)	Lease obligations and other commitments
OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. that provides for the storage, measurement and transportation of crude oil and other liquids between the Athabasca main line and the Long Lake Project site.  This agreement is considered to be a capital lease for accounting purposes. This agreement has a primary term of 25 years and an option for renewal of five additional years.  Capital lease payments on this agreement for the next five years and thereafter are as follows:

2009	$4,646
2010	4,646
2011	4,647
2012	4,315
2013	4,149
Thereafter	79,517
Total including interest	101,920
Less imputed interest	(71,725)
Capital lease obligation	$30,195

The above table is based on OPTI’s 50 percent working interest in the Long lake Project as of December 31, 2008. Capital lease obligation as at January 27, 2009 was $21.1 million based on a 35% working interest. See note 14.

OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. for transportation of oil products from Long Lake to Hardisty.  The initial term of this agreement extends to 2012.  OPTI also has an agreement with Pembina Oil Sands Pipeline L.P. for a pipeline which transports synthetic crude oil, for use as a diluent, available to the Long Lake site.  This agreement has an initial term of 25 years.  These two pipeline agreements are considered to be operating leases for accounting purposes.  During the fourth quarter, OPTI entered into a long-term traffic guarantee agreement with Canadian National Railway Company (CN) under which traffic is moved to and from the Project site by rail and CN invests in upgrades to the Athabasca Northern Railway rail line.  The rail line will move, amongst other commodities, sulphur, catalysts, and construction materials to and from the Project site for periods up to 2032. Prior to the commencement of commercial operations, OPTI capitalizes operating lease payments.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 18 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

11.  COMMITMENTS (CONTINUED)
Operating lease payments on these agreements for the next five years and thereafter are as follows:

2009	$13,418
2010	14,279
2011	13,725
2012	14,177
2013	14,414
Thereafter	44,728
Total	$114,741

The above table is based on OPTI’s 50 percent working interest in the Long lake Project. Actual commitments are $80 million based on a 35 percent working interest in the Long Lake Project. See note 14.

12.	COMPARATIVE FIGURES
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

13.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

	2008	2007
Cash taxes paid	$-	$-
Cash interest received	5,909	23,281
Cash interest paid	173,511	142,049
Non-cash changes to property, plant and equipment	(73,734)	(206,994)
Non-cash changes to capital stock	(13,246)	(5,966)

	2008	2007
Change in non-cash working capital
Accounts and other receivables	$(10,224)	$(6,014)
Accounts payable and accrued liabilities	(7,328)	36,554
Net change in non-cash working capital	$(17,552)	$30,540

Operating activities	$1,157	$4,496
Financing activities	13,241	(4,793)
Investing activities	(31,950)	30,837
Net change in non-cash working capital	$(17,552)	$30,540

14.	SUBSEQUENT EVENTS
On January 27, 2009, OPTI completed a sale of a 15 percent working interest in its joint venture assets to Nexen Inc. (Nexen) for $735 million.  Effective January 1, 2009, OPTI has a remaining 35 percent working interest in all the joint venture assets, including Phase 1 of the Long Lake Project, all future phase reserves and resources, and future phases of development.  As part of the sale, Nexen retained $85 million of the proceeds to pre-fund OPTI’s share of 2009 joint venture capital requirements.

To consider impairment as of December 31, 2008, assets were grouped to depreciable assets, resource assets and unproved properties based on the nature of the asset and an assessment of their depreciation basis. Each asset type was assessed individually for impairment.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 19 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

Notes to Financial Statements with Amended Disclosure In Note 4

14.  SUBSEQUENT EVENTS (CONTINUED)
We allocated the sales proceeds to each asset type based on an estimate of fair value.  The sales proceeds allocated to depreciable assets were lower than the book value of the asset, as a result a loss before taxes of $392 million was recorded in 2008. The sales proceeds allocated to resource assets did not alter the depletion rate by greater than 20 percent and as a result no gain or loss was recorded.  The sales proceeds will be recorded as a reduction to book value as of completion of the sale in 2009. The sales proceeds for unproved properties and resource assets will be recorded as a reduction to book value as of completion of the sale in 2009.  The remaining assets were subject to a ceiling test and cost recovery test which concluded no further impairment existed.

Additionally, as a result of the asset sale, the revolving debt facilities were amended on January 27, 2009. Significant changes include:
•	$150 million revolving credit facility was repaid and cancelled;
•
$500 million revolving credit facility was reduced to $350 million, $400 million was repaid through February 25, 2009 and applicable interest rates were increased by approximately 2 to 4 percent depending on our debt rating;

•	First lien to EBITDA covenant commences in the third quarter of 2009 with a maximum ratio 2.5:1 as defined in Note 10 (previously the first quarter of 2009 and a ratio of 3.5:1);
•	Debt to Capitalization ratio was increased to 70 percent from 65 percent as defined in Note 10; and
•	The Canadian measurement of our U.S.dollar denominated debt was changed from a period end exchange rate to the average rate for the preceding quarter for debt covenant calculation purposes.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. – 20 – 2008 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED